Exhibit 4.1

Codere Online Luxembourg, S.A.

Société anonyme

Registered office: 7, rue Robert Stümper

L-2557 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 255798

(the “Company”)

Certificate n°

date

This is to certify that, as of the date of the present certificate, [Name of the shareholder] is registered in the register of shares of Codere Online Luxembourg, S.A., a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg for an unlimited period of time on 4 June 2021 pursuant to a notarial deed of Maître Martine Schaeffer, notary public residing in Luxembourg, published in the Recueil Electronique des Sociétés et Associations (RESA) on 16 June 2021 under number RESA_2021_128.670, and registered with the Luxembourg register of commerce and companies under number B 255798, as the registered holder of [Number of shares] registered shares, in the capital of the Company, all fully paid and with a nominal value of one euro (EUR 1.-) each, numbered as follows:

●	From […] to […].

This certificate is evidence of registration in the share register only and is not a document of title. Entitlements are determined by the share register and title to the shares represented by this certificate shall pass by registration in the share register and in accordance with the applicable legal provisions.

The present certificate is established in accordance with the provisions of article 430-4 of the Luxembourg law of 10 August 1915 on commercial companies, as amended from time to time.

This certificate assures his owner, as registered in the register of shares of the Company, of any rights which, pursuant to the articles of association of the Company, are attached to the ownership of the shares of the Company. It may be exchanged at any moment at the registered office of the Company or at the places designated by it against other certificates representing in total the same number of shares.

By its duly authorised signatory

Name:

Title: